FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December 23, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Extraordinary Shareholders' Meeting - Management's Proposal

brasilagro

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Message from the Management

São Paulo, December 23, 2020.

Dear Shareholders,

In view of the Call Notice regarding the Extraordinary Shareholders’ Meeting of Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“Company”) published today, we would like to emphasize that your attendance in the Extraordinary Shareholders’ Meeting (“ESM” or “Meeting”), to be held on January 22, 2021, at 2 p.m., in an exclusively online format (digital means), is of utmost importance to us, in order to discuss and deliberate on the following agenda:

1. The approval of the acquisition, by the Company and its subsidiaries Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda., of shares issued by the following companies headquartered in Bolivia: (a) Agropecuaria Acres del Sud S.A.; (b) Ombu Agropecuaria S.A.; (c) Yatay Agropecuaria S.A.; and (d) Yuchan Agropecuarian S.A. (collectively “Target Companies”, and, such acquisition, “Acquisition”); and

2. The authorization to the management of the Company to perform all acts necessary in order to implement the Acquisition and the ratification of all acts that have already been taken by the Company’s management aiming at accomplishing the Acquisition.

We ask shareholders to carefully examine the documents related to the ESM that we made available on the Company’s (www.brasil-agro.com), B3 S.A.’s – Brasil, Bolsa, Balcão (www.b3.com.br) and CVM’s website (www.cvm.gov.br).

If you have any questions, please contact the Investor Relations Department at (55-11) 3035-5374 or email ri@brasil-agro.com.

André Guillaumon Chief Executive Officer	Gustavo Javier Lopez Chief Investor Relations Officer
Eduardo S. Elsztain Chairman of the Board of Directors

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Guidelines to Attend the Extraordinary

Shareholders’ Meeting

The attendance of the Shareholders to the ESM is extremely important.

For the installation of the ESM, at first call, the presence of at least one quarter (1/4) of the Company’s capital stock will be required. If the ESM is not installed due to lack of quorum, the Company will publish a new Call Notice announcing the new date for the ESM to be held on the second call, which may be installed with the presence of any number of shareholders.

Considering that the ESM will be held in an exclusively digital format, the attendance of shareholders or their legal representatives shall take place by means of access to the digital platform, for those who forward the request and the necessary documentation for virtual attendance according to the deadline provided in the Call Notice.

1. Documents

Pursuant to Article 5 of ICVM 481, in order to participate online in the ESM using “Zoom” electronic platform, shareholders, their legal representatives or their attorneys-in-fact are required to send an e-mail to the Company requesting to attend the Meeting to the electronic address (ri@brasil-agro.com) up to two (2) days prior of the Meeting (i.e. January 20, 2021).

The request to attend the Meeting must contain: (i) the identification of the shareholder, legal representative or appointed attorney-in-fact; (ii) the participant’s telephone number; and, (iii) the email of the ESM participant to which the Company must send the access link to the Meeting. Additionally, the documentation duly described and detailed below must be sent:

1.1. To Individuals (natural persons)

(a) identity document with photo of the shareholder or, if applicable, identity document with photo of its attorney-in-fact and the respective power of attorney.

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(b) evidence issued by the bookkeeping institution within the last five (5) days and/or

(c) in relation to the shareholders participating in the fungible custody of registered shares, the statement containing the respective share interest issued by the competent body.

1.2. To Legal Entities

(a) latest bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder.

(b) identity document with photo of the legal representative.

(c) proof issued by the bookkeeping institution within the last five (5) days and/or

(d) in relation to the shareholders participating in the fungible custody of registered shares, the statement containing the respective share interest issued by the competent body.

1.3. To Investment Funds

(a) last consolidated regulation of the fund (if the regulation does not include the fund’s voting policy, also present the supplementary information form or equivalent document).

(b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the fund’s voting policy and corporate documents that evidence the powers of representation.

(c) identity document with photo of the legal representative.

(d) proof issued by the bookkeeping institution within the last five (5) days and/or

(e) in relation to the shareholders participating in the fungible custody of registered shares, the statement containing the respective share interest issued by the competent body.

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2. Attendance via digital platform

The electronic/digital platform made available by the Company for access and participation in the ESM will be the Zoom virtual meetings app. Further information on the functionality of this platform can be found at: https://zoom.us.

To shareholders who wish to virtually attended the ESM, we kindly request that they forward the request to participate - as per item 1 of this guidance - to the email address (ri@brasilagro.com) up to two (2) days prior to the ESM date (i.e. January 20, 2021).

After receiving the request accompanied by the documents necessary for attendance in the ESM, within the term and under the conditions presented above, the Company will send the link and credentials for accessing the electronic/digital platform to the participant at the email address indicated in the request for attendance request to the ESM.

The Company recommends to those shareholders who wish to attend the ESM through virtual means that they are previously familiarized with the use of the Zoom platform, as well as that they ensure the compatibility of their respective electronic devices for the use of the platform (by video and audio).

Additionally, the Company requests such shareholders to, on the day of the ESM, access the Zoom platform at least thirty (30) minutes in advance of the time scheduled for the start of the ESM in order to allow the validation of everyone’s access. accredited shareholders/participants.

Through the Zoom platform, accredited shareholders will be able to discuss and vote on the items on the agenda, with video and audio access to the virtual room where the ESM will be held.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company’s control that may make it difficult or impossible for the shareholder to participate in the ESM by electronic means. If the shareholder who has duly requested his participation by electronic means does not receive the email with instructions for accessing the digital platform until 3 p.m. of January 21, 2021, he must contact the Company by phone at +55 (11) 3035-5374, until, at the latest, at 10 a.m. hours of January 22, 2021, in order to be sent (or provided by telephone) their respective instructions for access.

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3. Attendance by Representation (proxy)

According to the first paragraph of article 126 of Law No. 6.404/76 (“Brazilian Corporations Law”), the shareholder may be represented by an attorney-in-fact established less than a year ago, who is a shareholder, company administrator, lawyer or financial institution, and the investment fund manager is responsible for representing the members thereof, in accordance with the provisions of the first paragraph of Article 126 of the Brazilian Corporations Law. Corporate shareholders may be represented in accordance with their bylaws/articles of association.

The documents to be submitted for attendance in the ESM will be the same as those required for the attendance mentioned above and, according to the representation, be it from individuals, legal entities or investment funds.

Without prejudice to the provision in the second paragraph of article 5 of CVM Instruction 481, of December 17, 2009, as amended (“CVM Instruction 481”) and in accordance with the practice adopted by the Company in the last call notices, in order to streamline the realization process of General Meetings, shareholders who wish to be represented by a proxy must deposit the respective power of attorney, with special powers and signature, at the Company’s head office, to the attention of the Legal Department, from Monday to Friday, from 8:30 a.m. to 5:30 p.m., until January 15, 2021.

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Management’s Proposal

We hereby provide additional information and provide clarifications on the matters that are part the agenda of the ESM to be held on January 22, 2021, as follows:

1.1. Approval of the acquisition, by the Company and its subsidiaries Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda., of shares issued by the following companies headquartered in Bolivia: (a) Agropecuaria Acres del Sud S.A.; (b) Ombu Agropecuaria S.A.; (c) Yatay Agropecuaria S.A.; and (d) Yuchan Agropecuarian S.A., companies indirectly controlled by Cresud S.A.C.I.F.Y.A (collectively, the “Target Companies”, and, such acquisition, the “Acquisition”)

The Company’s Board of Directors, in a meeting held on December 22, 2020, with the votes exclusively of its independent members and based on the appraisal report prepared by Deloitte Touche Tohmatsu (“Deloitte” and “Appraisal Report”), approved the terms and conditions of the Acquisition proposal to be submitted to the General Meeting, and authorized the Company’s Executive Board to perform all the acts necessary to carry out, formalize and perfect the Acquisition, including the execution of the respective share purchase and sale agreement in the context of the Acquisition.

On December 23, 2020, the Share Purchase Agreement (“SPA”) was signed, which establishes the general terms of the Acquisition.

Cresud S.A.C.I.F.Y.A informed the Company that it will not vote in the resolution on the approval of the Acquisition. The Acquisition will not give rise to the right of withdrawal of dissenting shareholders.

For the reasons stated above, the Company’s Management proposes the approval of the Acquisition.

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1.2. The authorization to the management of the Company to perform all acts necessary in order to implement the Acquisition, and the ratification of all acts that have already been taken by the Company’s management aiming at accomplishing the Acquisition.

If the Acquisition is approved, the Company’s management also proposes (i) the authorization to the management of the Company to perform all acts necessary in order to implement the Acquisition; and (ii) the ratification of all acts that have already been taken by the Company’s management aiming at accomplishing the Acquisition.

We attach hereto (i) Exhibit I, containing the information indicated in Article 8 of CVM Instruction 481, (ii) Exhibit II, containing the information indicated in Exhibit 19 of CVM Instruction 481, related to the Acquisition, and (iii) the Exhibit III, containing a copy of the Appraisal Report.

The Call Notice of the ESM to be held on January 22, 2021 is available for consultation on the website of the Company, (www.brasil-agro.com), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and CVM (www.cvm.gov.br).

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Additional Documents

Below, we present additional documents for the analysis of the matters on the agenda of the ESM to be held on January 22, 2021:

Exhibit I - Information indicated in Article 8 of CVM Instruction 481;

Exhibit II - Information indicated in Exhibit 19 of CVM Instruction 481, related to the Acquisition; and

Exhibit III – A copy of the Appraisal Report.

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Exhibit I

Transaction with Related Parties

(According to Article 8 of CVM Instruction 481)

1.	Name and qualification of the involved related party

Cresud S.A.C.I.F.Y.A, an Argentinian company with its principal place of business at Carlos M. Della Paolera, 261 Piso 9 (C1001ADA) CABA/Argentina enrolled with the National Corporate Taxpayers Register – CNPJ under No. 07.775.250/0001-42 (“Cresud”).

2.	Nature of the relationship of the involved related party with the Company

Cresud is the parent company of the Company.

3.	Number of shares and other securities issued by the Company that are directly or indirectly owned by the related party

Cresud currently holds 19,909,800 shares of the Company, representing approximately 32.05% of its capital.

4.	Any existing balances, payable and receivable, between the parties involved

●	The Companies have a net balance receivable from Cresud of USD 5,742,252.00;

●	The Companies have a net balance payable to Helmir (seller) of USD 7,306,030.00, plus USD 31,725.00 as interest.

5.	Detailed description of the nature and extent of the interest in question

Cresud is the indirect parent company of the Target Companies.

6.	Management’s recommendation on the proposal, highlighting the advantages and disadvantages of the transaction for the company

The Company’s management proposes the approval of the Acquisition as it understands that it brings the following advantages to the Company:

●	The operation of the Target Companies will be assumed for the 20/21 harvest with an already established team, adding synergies to the Company’s technical staff;

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●	Dilution of Brasilagro’s administrative costs (overhead), with the unification of the Company’s offices in Paraguay and Bolivia;

●	Diversification of the Company’s operating portfolio, including a new country, transforming the Company into a multinational company, with a presence in 3 countries;

●	Production on the properties of the Target Companies does not require CAPEX, since they are already in full production;

●	The properties of the Target Companies are located in a core area of Bolivia, with liquidity for potential sales to take advantage of their any potential appreciation;

●	Adoption of new materials to increase productivity to levels similar to those of the Company’s properties located in Mato Grosso;

●	Devaluation of the local currency, diluting costs in Bolivian pesos; and

●	Bolivian government is implementing regulations to encourage the consumption of fuel ethanol (as opposed to diesel and gasoline), which tends to increase the demand for sugar cane.

The assets to be acquired are substantially subject to the Risk Factors and the Main Market Risks mentioned in the Company’s Reference Form, in items 4.1 and 4.2, respectively. In addition, the possible disadvantages of the Acquisition relate to its specific risks, the main specific risks identified by Management during the assessment of the Acquisition were as follows:

●	Beginning of the Company’s operations in a country where it currently does not own properties and where area restrictions (5,000 hectares) are in force for the acquisition of properties by companies;

●	Risks related to Bolivia’s business and legal environment;

●	Possibility of a drop in the prices of the commodities that the Company will produce in the properties of the Target Companies, with the possibility that the Bolivian government, the main buyer of ethanol and sugar, could influence the prices of cane, soybeans and corn; and

●	The dependence on demand from Bolivia’s domestic market, coupled with the lack of efficient logistical infrastructure to sell products, can pose challenges to the marketing of the commodities that the Company will produce in properties, as well as significantly pressuring the prices of these commodities in the event of a significant increase in supply or drop in demand in Bolivia.

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7.	In case the matter submitted to the approval of the Meeting is an agreement subject to the rules of article 245 of Law No. 6.404, of 1976:

a.	Detailed statement prepared by management that the agreement observes commutative conditions or provides for appropriate offset payment; and

The terms and conditions of the SPA were negotiated between the Company’s Executive Board and the sellers’ management, based on terms and conditions applicable in other similar transactions carried out between independent parties.

The acquisition price was based on the Appraisal Report - with a discount in relation to the amounts mentioned there -, prepared by an internationally recognized consulting, auditing and accounting firm (Big 4), in line with other operations carried out by the Company with independent third parties.

The main terms of the SPA draft were approved by the independent members of the Company’s Board of Directors (and exclusively by such members).

b.	analysis of the terms and conditions of the agreement in the light of the terms and conditions currently used in the market

As mentioned above, the terms and conditions of the SPA were negotiated between the Company’s Executive Board and the sellers’ management, based on terms and conditions applicable in other similar transactions carried out between independent parties.

The adjustments to the SPA in relation to such other operations were made to adapt its terms and conditions to the particularities of the Acquisition (e.g. legal restrictions in relation to the maximum area of properties in Bolivia that can be acquired by companies).

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Exhibit II

Acquisition of Control

(According to Exhibit 19 of CVM Instruction 481)

1.	Describing the business

The Acquisition consists of the purchase, by the Company, and by its subsidiaries Agrifirma Agro Ltda. and Imobiliária Engenho de Maracajú Ltda., of all the shares issued by the Target Companies.

2.	Inform the reason, statutory or legal, why the deal was submitted for approval by the meeting

After analyzing the Acquisition, the independent members of the Company’s Board of Directors recommended that the Acquisition be submitted for approval by the General Meeting, having approved the terms and conditions of this proposal.

Cresud informed the Company that it will not vote in the resolution on the approval of the Acquisition.

The Acquisition will not give rise to the right of withdrawal of dissenting shareholders because the conditions indicated in Article 256, paragraph 2, of the Brazilian Corporations Law have not been verified.

3.	Regarding the company whose control was or will be acquired

a.	State name and title

●	Agropecuaria Acres del Sud S.A., registered with the Commercial Registry (“Fundempresa”) under number 00140929, with its principal place of business in Santa Cruz de La Sierra, Bolivia, at Av. Las Ramblas s/n, Edificio Cubo II, piso 1, oficina 1B, Equipetrol;

●	Ombu Agropecuaria S.A., registered with Fundempresa under number 00143298, with its principal place of business in Santa Cruz de La Sierra, Bolivia, at Av. Las Ramblas s/n, Edificio Cubo II, piso 1, oficina 1B, Zona Equipetrol;

●	Yatay Agropecuaria S.A., registered with Fundempresa under number 00143300, with its principal place of business in Santa Cruz de La Sierra, Bolivia, at Av. Las Ramblas s/n, Edificio Cubo II, piso 1, oficina 1B, Zona Equipetrol; and

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●	Yuchan Agropecuaria S.A., registered with Fundempresa under number 00143297, with its principal place of business in Santa Cruz de La Sierra, Bolivia, at Av. Las Ramblas s/n, Edificio Cubo II, piso 1, oficina 1B, Zona Equipetrol;

b.	Number of shares or quotas of each class or type issued

●	Agropecuaria Acres del Sud S.A.: capital stock divided into 848,132 common shares;

●	Ombu Agropecuaria S.A.: capital stock divided into 410,643 common shares;

●	Yatay Agropecuaria S.A.: capital stock divided into 281,919 common shares; and

●	Yuchan Agropecuarian S.A.: capital stock divided into 96,947 common shares;

c.	List all controllers or members of the control block, direct or indirect, and their participation in the share capital, if they are related parties, as defined by the accounting rules that address this matter

Cresud, the parent company of the Company, indirectly holds all the shares issued by the Target Companies.

d.	For each class or type of shares or quota of the company whose control will be acquired, inform:

i.	Minimum, average, and maximum quotation of each year, in the markets where they are traded, in the last three (3) years

Not applicable, given that the shares issued by the Target Companies are not traded on stock exchanges or organized over-the-counter markets.

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ii.	Minimum, average, and maximum quotation of each trimester, in the markets where they are traded, in the last two (2) years

Not applicable, given that the shares issued by the Target Companies are not traded on stock exchanges or organized over-the-counter markets.

iii.	Minimum, average, and maximum quotation of each month, in the markets where they are traded, in the last six (6) years

Not applicable, given that the shares issued by the Target Companies are not traded on stock exchanges or organized over-the-counter markets.

iv.	Average price, in the markets where they are traded, in the last 90 days

Not applicable, given that the shares issued by the Target Companies are not traded on stock exchanges or organized over-the-counter markets.

v.	Equity value at market prices, if information is available

Cosoante Report:

●	Agropecuaria Acres del Sud S.A.: USD 16,251,011.00;

●	Ombu Agropecuaria S.A.: USD 11,541,993.00;

●	Yatay Agropecuaria S.A.: USD 11,579,280.00; and

●	Yuchan Agropecuarian S.A.: USD 6,359,523.00.

Total: USD 45,731,807.00

vi.	Annual net profit value in the last two (2) fiscal years, monetarily restated

●	Agropecuaria Acres del Sud S.A.: USD 11,283 (2020) and USD 766,268 (2019);

●	Ombu Agropecuaria S.A.: (USD 37,865) (2020) and (USD 103,965) (2019);

●	Yatay Agropecuaria S.A.: USD 392,147 (2020) and USD 188,414 (2019); and

●	Yuchan Agropecuarian S.A.: (USD 677,875) (2020) and (USD 325,403) (2019).

Total: (USD 236,579) (2020) and USD 525,314 (2019).

For the purposes of this item “vi”, the results indicated in parentheses represent negative figures.

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4.	Main business terms and conditions, including:

a.	Identification of sellers

The following Bolivian companies are sellers, all controlled by Cresud and holders of all the shares of the Target Companies:

YUCHAN AGROPECUARIA S.A.

Sellers	Shares	Interest (%)
AGROPECUARIA SANTA CRUZ DE LA SIERRA S.A.	30,054	31
ALAFOX S.A.	19,389	20
CODALIS S.A.	47,504	49
TOTAL	96,947	100

OMBU AGROPECUARIA S.A.

Sellers	Shares	Interest (%)
ALAFOX S.A.	201,215	49
SEDELOR S.A.	127,299	31
CODALIS S.A.	82,129	20
TOTAL	410,643	100

YATAY AGROPECUARIA S.A.

Sellers	Shares	Interest (%)
AGROPECUARIA SANTA CRUZ DE LA SIERRA S.A.	39,089	13.87
SEDELOR S.A.	60,587	21.49
CODALIS S.A.	95,767	33.97
HELMIR S.A.	86,476	30.67
TOTAL	281,919	100

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 AGROPECUARIA ACRES DEL SUD S.A.

Seller	Shares	Interest (%)
AGROPECUARIA SANTA CRUZ DE LA SIERRA S.A.	250,663	29.56
ALAFOX S.A.	158,583	18.70
SEDELOR S.A.	102,311	12.06
HELMIR S.A.	336,575	39.68
TOTAL	848,132	100

b.	Total number of shares or quotas acquired or to be acquired

●	Agropecuaria Acres del Sud S.A.: 848,132 common shares, representing 100% shares issued by such Target Company;

●	Ombu Agropecuaria S.A.: 410,643 common shares, representing 100% shares issued by such Target Company;

●	Yatay Agropecuaria S.A.: 281,919 common shares, representing 100% shares issued by such Target Company; and

●	Yuchan Agropecuarian S.A.: 96,947 common shares, representing 100% shares issued by such Target Company;

c.	Total Price

USD 30,034,205.00, subject to adjustment according to the net asset value of the Target Companies on the closing date of the Acquisition.

d.	Price per share or quota of each type or class

●	Agropecuaria Acres del Sud S.A.: approximately USD 9.99/common share;

●	Ombu Agropecuaria S.A.: approximately USD 17.21/common share;

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●	Yatay Agropecuaria S.A.: approximately USD 40.75/common share; and

●	Yuchan Agropecuarian S.A.: approximately USD 31.02/common share;

e.	Payment method

Up front, in cash.

f.	Suspensive and resolutive conditions to which the business is subject

●	Absence of legal impediments to perform the Acquisition;

●	Obtaining funding by the Company under conditions assessed as favorable by the Company, including by means of offer (follow-on);

●	Approval of the Acquisition by the Company’s General Meeting;

●	Accuracy of the representations and guarantees provided by the parties;

●	Fulfillment of the obligations of the parties that must be fulfilled until the closing of the Acquisition;

●	Contracting and issuing an insurance policy to guarantee certain indemnity obligations; Exchange rate between USD and BRL must be between BRL 4.50:USD 1.00 and BRL 6.50:USD 1.00; and

●	Update of the Target Companies’ corporate books.

g.	Summary of Sellers’ representations and warranties

●	Sellers’ powers to enter into the SPA, title to the shares and obtaining consent;

●	Validity and effectiveness of the SPA;

●	Absence of violations of legal obligations by reason of the execution of the SPA;

●	Solvency of sellers and Target Companies;

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●	Absence of commissions due by Target Companies;

●	Regulate the existence and powers of Target Companies to execute the SPA;

●	Share capital of Target Companies;

●	Subsidiaries and branches of Target Companies;

●	Absence of tax on seller’s capital gain;

●	Target Companies’ financial statements and accounting books;

●	Dividends declared and not paid by Target Companies;

●	Target Companies rural partnership contracts;

●	Real Estate Properties of Target Companies;

●	Litigation involving Target Companies;

●	Employees of Target Companies, their salaries and benefits;

●	Tax and social security aspects of Target Companies;

●	Environmental aspects related to Target Companies;

●	Relevant agreements of Target Companies;

●	Insurance contracted by Target Companies;

●	Intellectual Property Rights of Target Companies;

●	Licenses and authorizations necessary for the development of the activities of the Target Companies;

●	Relevant assets of Target Companies;

●	Transactions of Target Companies with related parties;

●	Guarantees provided by Target Companies;

●	IT aspects related to Target Companies;

●	Powers of attorney granted by Target Companies;

●	Bank accounts of Target Companies and persons authorized to operate them;

●	Accounts payable and receivable from Target Companies;

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●	Inventories of Target Companies;

●	Absences of contingencies of Target Companies not disclosed;

●	Accuracy of information from Target Companies disclosed in the SPA;

●	Absence of practices, by Target Companies, of activities that violate laws, including anticorruption or similar;

●	Conducting the business of Target Companies in the regular course; and

●	Independence of services and structures of Target Companies.

h.	Buyer indemnity rules

Sellers and Cresud, jointly and severally, shall indemnify buyers for losses and damages arising from:

●	Breach of representations and warranties provided by sellers;

●	Violation of the sellers’ obligations under the SPA;

●	Any act, fact or omission that occurred prior to the closing of the Acquisition and related to the Target Companies or their real estate properties; and

●	Loss of title or possession of any of the properties of the Target Companies with triggering event prior to the Closing Date.

The compensation obligation in relation to certain issues identified in the due diligence will be ensured by an insurance policy contracted and paid by Cresud, who shall also act as guarantor of the indemnity obligations under the contract (parent guarantee). In addition, as a complementary guarantee, the Company was granted a security sale option.

No individual losses of less than USD 20,000.00 (de minimis) will be indemnified.

i.	Required government approvals

The Acquisition is not subject to government approvals.

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j.	Collaterals granted

Cresud assumed the obligation to jointly and severally respond to the indemnification obligations of the Target Companies provided for in the SPA.

Furthermore, the indemnity obligation in relation to certain issues identified in the due diligence will be ensured by an insurance policy contracted and paid by Cresud. In addition, as a complementary guarantee, the Company was granted a security sale option.

5.	Describe the business purpose

The Acquisition is part of the internationalization strategy of the Company’s activities, by taking advantage of a business opportunity that will allow it to start activities in a new country (Bolivia) and make the Company a multinational company, with operations in 3 countries.

6.	Provide business benefits, costs, and risks analysis

Benefits:

●	The operation of the Target Companies will be assumed for the 20/21 harvest with an already established team, adding synergies to the Company’s technical staff;

●	Dilution of Brasilagro’s administrative costs (overhead), with the unification of the Company’s offices in Paraguay and Bolivia;

●	Diversification of the Company’s operating portfolio, including a new country, transforming the Company into a multinational company, with a presence in 3 countries;

●	Production on the properties of the Target Companies does not require CAPEX, since they are already in full production;

●	The properties of the Target Companies are located in a core area of Bolivia, with liquidity for potential sales to take advantage of their possible appreciation;

●	Adoption of new materials to increase productivity to levels similar to those of the Company’s properties located in Mato Grosso;

●	Devaluation of the local currency, diluting costs in Bolivian pesos; and

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●	Bolivian government is implementing regulations to encourage the consumption of fuel ethanol (as opposed to diesel and gasoline), which tends to increase the demand for sugar cane.

Risks:

The assets to be acquired are substantially subject to the Risk Factors and the Main Market Risks mentioned in the Company’s Reference Form, in items 4.1 and 4.2, respectively. Moreover, the main specific risks identified by Management during the assessment of the Acquisition were as follows:

●	Beginning of the Company’s operations in a country where it currently does not own properties and where area restrictions (5,000 hectares) are in force for the acquisition of properties by companies;

●	Risks related to Bolivia’s business and legal environment;

●	Possibility of a drop in the prices of the commodities that the Company will produce in the properties of the Target Companies, with the possibility that the Bolivian government, the main buyer of ethanol and sugar, could influence the prices of cane, soybeans and corn; and

●	The dependence on demand from Bolivia’s domestic market, coupled with the lack of efficient logistical infrastructure to sell products, can pose challenges to the marketing of the commodities that the Company will produce in properties, as well as significantly pressuring the prices of these commodities in the event of a significant increase in supply or drop in demand in Bolivia.

The Acquisition costs incurred by the Company refer to fees and expenses spent with legal advisors, auditors and external consultants who assisted the Company in the operation, including due diligence and economic-financial assessment services.

7.	Inform what costs will be incurred by the company if the deal is not approved

There is no provision in the SPA for additional costs for the Company if the Acquisition is not approved (e.g. break up fee).

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8.	Describe the sources of funds for the business

The Acquisition price will be paid with Company funds, as currently available in cash and cash equivalents or may be raised via an operation carried out in the Brazilian capital market.

9.	Describe the management’s plans for the company whose control has been or will be acquired

The Company intends to use its experience and know-how in the development of agricultural land to optimize operations in the properties of the Target Companies, considering the context and local and global demands for commodities.

In this sense, the main steps to be taken in relation to the properties of the Target Companies would be:

●	To start producing sugarcane in part of the areas of such properties, since the Bolivian market seems to have a demand for this, with an increase bias in the short term; and

●	To implement new seed technologies and agricultural operations, using benchmarks with the Company’s operations in Brazil and Paraguay.

10.	Provide justified statement from management recommending business approval

Considering the information contained herein, the Company’s management recommends the approval of the Acquisition, considering that the acquisition of Target Companies will strengthen the Company’s competitive position, allowing the generation of long-term value.

With the Acquisition, the Company intends to continue its internationalization strategy, starting to operate in a new country (Bolivia), providing an increase in revenues and the strengthening of its competitive position.

In view of the above, the Company’s management recommends that shareholders approve the Acquisition, without any reservations or restrictions.

11.	Describe any existing corporate relationship, even if indirect, between:

a.	Any of the sellers or the company whose control has been or will be sold; and

b.	Parties related to the company, as defined by the accounting rules dealing with this matter

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The Target Companies are indirectly controlled by Cresud, which is the Company’s parent.

12.	Inform details of any business carried out in the last two (2) years by parties related to the company, as defined by the accounting rules dealing with this matter, with equity interests or other securities or debt securities of the company whose control was or will be acquired

The Company and its related parties have not conducted business with equity interests or other securities or debt securities of the Target Companies in the past 2 years.

13.	Provide a copy of all studies and appraisal reports, prepared by the company or third parties, which subsidized the negotiation of the acquisition price

A copy of the Appraisal Report, prepared by Deloitte, is in Exhibit III of this proposal.

14.	In relation to third parties who prepared studies or appraisal reports

a.	State the name

Deloitte & Co. S.A.

b.	Describe your training

Deloitte has extensive experience in carrying out appraisal work for companies and properties in South America, having already provided services to the Company on other opportunities in certain South American countries.

c.	Describe how they were selected

Deloitte was selected by the Company’s management for its experience in carrying out appraisal works for companies and properties in South America.

d.	State if the parties related to the company, as defined by the accounting rules dealing with this matter

Deloitte is not a related party to the Company.

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Exhibit III

Appraisal Report

The Appraisal Report are available in Portuguese only on the Company’s website (www.brasil-agro.com), on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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